# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Office Properties Income Trust, CIK 0001456772
CUSIP: 67623C109
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: Two Newton Place,, 255 Washington Street, Suite 300,, Newton,, Massachusetts (MA), 02458-1634
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-129755
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,947,320; sole dispositive power 0; shared dispositive power 3,965,620; aggregate amount beneficially owned 3,965,620 (5.68% of the class)
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,466,613; sole dispositive power 0; shared dispositive power 3,466,613; aggregate amount beneficially owned 3,466,613 (4.96% of the class)
  Comment: Subsequent to our most recent filing for this Issuer dated December 18, 2024, D. E. Shaw & Co., L.L.C. ceased to be the beneficial owner of more than 5 percent of the class of securities. Accordingly, Item 5 has been checked in respect of D. E. Shaw & Co., L.L.C.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,947,320; sole dispositive power 0; shared dispositive power 3,965,620; aggregate amount beneficially owned 3,965,620 (5.68% of the class)

## Item 1. Issuer
Name of issuer: Office Properties Income Trust
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 3,965,620 shares
This is composed of (i) 2,523,141 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 662,143 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iii) 212,791 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 65,638 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 501,907 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 3,466,613 shares
This is composed of (i) 2,523,141 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 662,143 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iii) 212,791 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 65,638 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 2,900 shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C.

David E. Shaw: 3,965,620 shares
This is composed of (i) 2,523,141 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 662,143 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iii) 212,791 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 65,638 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 501,907 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of (i) D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw Investment Management Special Investment Fund, L.L.C., and (ii) D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Composite Portfolios, L.L.C., and D. E. Shaw Investment Management Special Investment Fund, L.L.C. and the managing member of D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 3,947,320 shares and the shared power to dispose or direct the disposition of 3,965,620 shares, the 3,965,620 shares as described above constituting 5.68% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 3,965,620 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 5.68%
D. E. Shaw & Co., L.L.C.: 4.96%
David E. Shaw: 5.68%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 3,947,320 shares
D. E. Shaw & Co., L.L.C.: 3,466,613 shares
David E. Shaw: 3,947,320 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 3,965,620 shares
D. E. Shaw & Co., L.L.C.: 3,466,613 shares
David E. Shaw: 3,965,620 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated February 14, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (02/14/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (02/14/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (02/14/2025)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.